Exhibit 99.1
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                                                                   GIVEN IMAGING
                                                        Moderator: Mark Gilreath
                                                          05-18-05/12:30 p.m. CT
                                                          Confirmation # 8281154
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                                  GIVEN IMAGING

           Capsule Endoscopy Highlights at Digestive Disease Week 2005

Operator: Good day and welcome, ladies and gentlemen, to this Given Imaging conference call. At this time, I'd like to inform you that today's call is being recorded, and that all participants are in a listen-only mode.

     Before we begin, I'd like to read the following, regarding forward-looking statements.

     During the course of this conference call, participants may make projections or other forward-looking statements, including the results of clinical trials and future uses of the PillCam Endoscope. We wish to caution you that such statements reflect expectations, and that actual events or outcomes may differ materially.

     You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company's annual report on form 20-F, filed March 25, 2005.

     The company undertakes no obligations to update any projections or forward-looking statements in the future. At the request of the company, we will open the conference for questions and answers after the presentation.

     I'll now turn the conference over to Mark Gilreath, Corporate Vice President of Marketing Strategies.

Mark Gilreath: Thanks, Lori. Good afternoon. We're excited to be here today at the Digestive Disease Week meeting in Chicago. As you know, this is the largest GI meeting each year, with approximately 16,000 attendees.
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                                                        Moderator: Mark Gilreath
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     For the next hour, we will review the highlights of the meeting related to capsule endoscopy with our special guests, Dr. Blair Lewis, Professor of Medicine at the Mt. Sinai School of Medicine in New York; and Dr. Ian Gralnek, Associate Professor of Medicine and Director of the UCLA Center for the Study of Digestive Healthcare Quality and Outcomes, and Chair of the ASGE research committee. Following the call, our physician guests will be pleased to take your questions.

     So let's jump into it. Dr. Lewis, why don't you get us started reviewing the highlights?

Blair Lewis: Well, the areas that really intrigued me were really in the fields of GI bleeding, and then the use of capsule for the diagnosis of small-bowel tumors. You know, I think that everybody really realizes now that capsule endoscopy is the method to diagnose obscure gastrointestinal bleeding.

     It is the state-of-the-art method to look at the small intestine for bleeding sites, vascular lesions, as well as ulcerations in the small intestine. And actually, most of the abstracts didn't detail the yield of capsule endoscopy in obscure bleeding, but rather started to look at cost-effectiveness numbers in that regard.

     And the papers - there were several papers that actually looked at doing decision tree analysis on the published data. And then now there are over 250 published articles on capsule endoscopy. And so those are the point of meta-analyses now, as well this decision tree analysis. And the decision tree analysis typically breaks evaluation of obscure GI bleeding patients into four different options.

     I mean, patients could just have push enteroscopy alone. They could have enteroscopy, and if that was negative, capsule endoscopy. Or they could have capsule endoscopy alone, or they could have capsule endoscopy followed by push enteroscopy if the capsule was negative. And through decision tree analysis, it was shown that capsule alone was the lowest cost effectiveness ratio available, and that the cost for bleeding source detected was $2,700.
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                                                        Moderator: Mark Gilreath
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     Now $2,700 may seem like a lot to your listeners but, actually, the average cost, presently, prior to capsule endoscopy for the evaluation of these patients, was over $33,000 per patient without a diagnosis being made. So it's clear that capsule endoscopy is going to prove to be cost effective, once outcome starts to come, but certainly in the decision tree analysis it's very, very promising.

     And the other area within this idea of cost effectiveness is the utility of negative studies. I think that most physicians really think about yield, and identifying GI bleeding, and subsequent management. And there's certainly a lot of data about how capsule can guide subsequent management. But people tend to forget about how important a negative study is.

     And actually there were two papers that sort of addressed this I found absolutely intriguing. One was just looking at a group of patients who had had - 88 patients who had negative studies. They were followed up a year later. And it was determined how many further tests they had after they had had their negative capsule exam. Were the capsules negative?

     And indeed, they had dramatic decreases where patients, you know - the number of patients that had repeat upper endoscopy or colonoscopy in the subsequent year was only two to three percent. So that clearly, once the capsule has excluded some of the big worries - and we're going to talk about small bowel tumors in a second, which is a big worry [inaudible] the patients don't actually require further testing.

     And at the same time, another group looked at the same similar data showing that if you actually used capsule earlier in the algorithm, right after negative colonoscopy and upper endoscopy with a negative study, you can actually decrease resource utilization dramatically.

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                                                        Moderator: Mark Gilreath
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     And that came from a Canadian group where they're very concerned about cost utilization. So clearly capsule in bleeding is the number-three test that should be used early. And it can save significant amounts of money in patient management.

Ian Gralnek: Blair, this is Ian Gralnek. I'm going to jump in, because I saw those studies too, and I agree with that, that one, there is increasing recognition. And I think that that was demonstrated here with a number of abstracts that were submitted looking at wireless capsule endoscopy across the entire spectrum of GI, but within GI bleeding, that this is now being more and more recognized that this is the next test after the negative EGD and colonoscopy, and that people are realizing it and starting to evaluate the impact on resource utilization.

     In other words, there's two issues. One, making the diagnosis earlier is therefore going to save downstream costs. They're not having repeat endoscopies. They're not having repeat colonoscopies, or push enteroscopies; small bowel enteroclysis-type studies. And I think that is exceedingly important.

Blair Lewis: Yes. And at the same time, there was more data here that talked about the yield of capsule endoscopy for the diagnosis of small bowel tumors. You know, we have realized that capsule identifies a significant number of patients who have small bowel tumors, much to the surprise of many of the physicians involved in using capsule.

     And there's a pooled data analysis that's going to be published in "Endoscopy" later this year, that you know, reports a yield of 7.9 percent. And there's German experience, French experience, Swedish experience, as well as the U.S. experience showing incidences of between - or yields between six and nine percent of patients having small bowel tumors.

     And at this meeting at DDW, there was additional data that came from Australia, 6.3 percent; Spain, 6.5 percent; and the Corey data, which is the reporting tool that's sponsored by the ASGE as a master database. And they reported incidents of 6.5 percent.

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                                                        Moderator: Mark Gilreath
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     So clearly you know, the number needed to treat in dealing with these patients who have obscure GI bleeding is somewhere in the order of one-to-twelve to one-to-fifteen patients that you actually will examine with capsule endoscopy are going to have a tumor of the small intestine.

     And furthermore, the bulk of these - you know, 60 percent or more - are actually going to be neoplastic. That means they're either going to be malignant or they're going to be pre-malignant. And data has already shown that earlier diagnosis of these pre-malignant and malignant lesions save lives.

     I mean, we were able to show that mortality here in New York, using endoscopic data, that we could take a disease that had a five-year, ten percent, five-year survival, was increased to 70 percent through the early detection, through the use of these types of techniques. So those were the things that really intrigued me at this meeting, Mark.

Mark Gilreath: Yes, it's really tremendous data. I'd like to turn it over now to Dr. Gralnek, and ask you to share your highlights as well.

Ian Gralnek: Thanks, Mark. There were a number of things, also, that intrigued me as well. Specifically, the first thing I wanted to talk about was Celiac disease. Celiac disease, for those of you who don't really know what that is, is much more of a common problem than we thought just a few years ago.

     It has a prevalence in the population of about one percent, meaning that about one in every 100 people walking around has celiac disease. Now patients - persons can present, actually, in a number of ways, but they can present typically with - they can have diarrhea. They can have abdominal discomfort or bloating. They can even have symptoms of failing to thrive and having anemia.

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                                                        Moderator: Mark Gilreath
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     And generally, the gold standard has been, to diagnose celiac disease, we need to do an upper endoscopy. We need to be able to take a biopsy, get a piece of tissue from the small bowel and look at that under the microscope to look that the small bowel is atrophied. And that's why they're - it's a malabsorption. They're not absorbing well.

     And what's really been interesting here, and what struck me, is that now capsule endoscopy is being used to evaluate now the entire small bowel because there is the possibility in some patients that you're not going to pick up celiac disease and these changes within reach of the endoscope. Some of these patients may have patchy disease.

     In other words, it may be located in different areas along the entire length of the small bowel, again farther down the road than a standard endoscope can reach. And there was a paper from Europe that actually looked at the role of capsule endoscopy in detecting this atrophied small bowel, and comparing it, actually, to conventional endoscopic methods with biopsies.

     And the preliminary data showed that capsule appears to be equivalent with the biopsies in the ability to detect atrophy of the small bowel in terms of how the small bowel appears on capsule endoscopy. So I found that exceedingly interesting. And Blair, I was wondering if you had any comments about that as well?

Blair Lewis: It's funny, because as you talk to the different audiences and physicians from around the world, there's a realization of celiac disease. In Europe, they're very familiar with it and they realize it's a patchy disease. And the Americans, only through capsule, are starting to realize the exact same thing.

     And everybody, when they talked about - well it really didn't make a difference what they're talking about - everybody talked about the ICCE consensus statement that had come out. And they turned to the consensus statement, which makes it very clear as to the indications for capsule endoscopy in the setting of suspected or known celiac disease.

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                                                        Moderator: Mark Gilreath
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     And there were, you know, three indications that were listed. One was for patients who are unwilling or unable to undergo endoscopic exams. And Americans sort of thought, "Well who's that?" And in Europe, when they talk about dealing with children who have malabsorption, endoscopy requires anesthesia, intubation.

     It becomes a very large procedure, and it can be that way here in the U.S. as well. So capsule endoscopy is a very intriguing way to save that type of procedure in children; and so in Europe, capsule endoscopy for celiac disease, there's going to be very much used for that. The second indication was in patients that you described, Ian - people who have positive serology.

     So there's a blood test that says that they suspect that there's celiac disease ongoing, but the endoscopic biopsy was negative. And thereby, by using capsule you realize that, because of this patchy nature of the disease, that the endoscopic biopsy actually missed it. And so doctors tend to rely on the pathology. They would actually under-diagnosed this illness because of the patchy nature of the disease.

     And the third indication, according to the consensus conference, are in patients with known celiac disease who have developed warning symptoms, where we are concerned that they've developed a malignancy. And those warnings symptoms would be fever, weight loss, abdominal pain, obstruction and the like.

Ian Gralnek: Yes, that also is very interesting, because at least at this point, I don't think we're very attuned, or not nearly as attuned as the Europeans are to this - American gastroenterologists. And that we - this allows us to do further evaluations that we weren't able to do, more sensitive evaluations, using capsule in those patients with known celiac who do develop these types of warning or alarm-type symptoms.

     And the other goal is to, once we have diagnosed patients with celiac disease, we put them on therapy, a gluten-free diet, and then to monitor, actually, their progress, especially ones who have a patchy disease where we're not able to see further down the

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                                                        Moderator: Mark Gilreath
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     small bowel. We will be able to monitor how well they're doing, how they are responding to their gluten-free diet. Is their small bowel mucosa actually coming back?

     The other area that I'll briefly talk about is in Crohn's disease. And probably the most important paper that I saw - very interesting - was a pilot study. It was also European. It looked at 11 patients who had Crohn's disease. They had undergone surgery for their Crohn's disease.

     And then generally the problem is - first of all there are a number of patients with Crohn's disease who end up, at one time or another, having to undergo surgery. Probably, estimates are 25 percent to 35 percent, somewhere in that range over the course of their disease.

     And the problem is that many of these patients will have recurrence of their disease, oftentimes at the site or the margins of where they've had their small bowel or even part of their colon taken out. And this was a study that actually looked at the role of capsule endoscopy in monitoring these patients for evaluating actually, for recurrence of their Crohn's disease.

     And they compared this to standard colonoscopy. And what was interesting is that they again found that recurrence was visualized in only one of the 10 patients with colonoscopies. But six additional recurrences were visualized just by the capsule endoscopy.

     So it appears that it was more sensitive than standard colonoscopy in detecting recurrence of Crohn's disease in these post-operative-type patients. So these are preliminary results. It was a pilot study. And I think we need more data, but this I find is very, very promising.

     Blair, what were your thoughts about that?

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                                                        Moderator: Mark Gilreath
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Blair Lewis: Yes, no absolutely I think that - just to go back to the consensus statement, the consensus statement even says that capsule is the best way of looking at mucosal abnormalities than any other method. And even - just off the topic of DDW, but I was at the Society of Gastrointestinal Radiologist meeting earlier this year, and even they actually had to admit that radiology cannot hold a candle to capsule endoscopy in the diagnosis of ulcers of the small intestine. So I'm not surprised by the data, and it's just a delight to actually see.

Ian Gralnek: Yes, there was one other one I wanted to briefly also talk about with Crohn's disease. It relates somewhat to what you were talking about with obscure GI bleeding. This is a problem that we can see with Crohn's disease patients. They can develop anemia.

     They can have occult or difficult to detect bleeding, microscopic-type bleeding. And there was a study that actually looked at the value of capsule endoscopy in evaluating these obscure GI bleeders, specifically Crohn's disease patients with obscure GI bleeding. And what was important is that it appeared that capsule endoscopy was able to detect more of these patients.

     And actually, more importantly in terms of management of the patient, it actually appears to have looked at - or appears to have influenced or impacted upon the clinical management of about 50 percent of these patients. So in other words, it gave us important information about what was going on, and actually influenced medical decisions that were made in the care of these patients.

Mark Gilreath: And Dr. Lewis, also you mentioned 250 papers that have been published and reviewed in the meta-analysis or pooled analysis. And it seems there's been a lot of discussion about these papers in the last four-and-a-half years. And now, since March, the discussion really has turned to the ICCE consensus. You referenced that a couple of times. Can you speak to how that was used here at DDW?

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                                                        Moderator: Mark Gilreath
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Blair Lewis: I think it was in everybody's slides. I mean, everybody turned to the consensus as sort of the foundation from which to build on. And both the lecturers who referenced the consensus, as well as the attendees who actually picked up copies of the consensus at the meeting, I got comments on how much they loved it because the consensus not only gives guidelines for subsequent management, but it actually also lists the articles that were used by the working groups to develop that consensus.

     So people can actually go back and actually reconstruct, you know, where the thinking came about. And for example in Crohn's disease, there's always talk, you know, that we're going to use capsule endoscopy in suspected Crohn's disease.

     But then people sort of say, "Well what is suspected Crohn's disease? Does it have a definition?" Well the consensus group, the working group, actually wrote a statement, you know, actually detailing that suspected Crohn's disease are patients with two of the following criteria. And they listed what the criteria are.

     Those turned out to be abdominal pain, or diarrhea; iron deficiency anemia; elevated blood inflammatory measurements like SED rate or CRP; low serum protein levels, as well as extra intestinal manifestations; a family history of inflammatory bowel disease; and then abnormal serologies for inflammatory bowel disease as well. And just by having those guidelines in print, when people go back into practice and they are utilizing capsule endoscopy, it gives them a foundation on which to build.

Mark Gilreath: Dr. Gralnek, any other thoughts on the consensus?

Ian Gralnek: No. I mean I was also there. And again I think that it has sort of
     - this is a big word - but transcended in a way that's very important. It's important for investigators. It's important for clinical gastroenterologists who are in community practice, as a reference tool. And it is very important, because it is - it's sort of a stage to what goes on here at DDW with the 16,000, 17,000 gastroenterologists and support people who are here.
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                                                        Moderator: Mark Gilreath
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Mark Gilreath: And I think it creates an important baseline for future meetings to build upon.

Blair Lewis: You know, Mark, the - outside of the meetings and the academics and the posters and the rest - you know, as we all walk around and we meet friends and colleagues from around the globe, there's no question that capsule endoscopy is mainstream. I don't know if your audience sort of still thinks that it's somehow it still experimental or it's being developed still.

     I mean you got FDA clearance four years ago in August of 2001, but this is mainstream GI now. And matter of fact, I talked to three different program directors who are going to put capsule training into their training programs for their beginning fellows, so that during fellowship training, when they're learning upper endoscopy and colonoscopy, they're going to learn capsule right alongside.

     And in addition, the ASGE is going to run a fellows training course this summer for incoming fellows. They're actually bringing all 400 fellows nationwide into five different meetings, 80 fellows each group. And part of this intensive sort of boot camp learning about endoscopy is going to include capsule endoscopy as well, so capsule is mainstream.

Ian Gralnek: Yes. No, I agree with that. In fact I'm going to be directing one of those five symposia for the first-year fellows. And it is one of the standard lectures that are now captured within teaching the first-year fellows. This is very important. It is now a part of routine training.

Mark Gilreath: And it clearly changed the way GI practice works. One thing I did want to ask you is that neither one of you highlighted anything related to the PillCam ESO, about the esophageal application. I'd like to see if you had any comments on this?

Ian Gralnek: Blair, I'll let you go first.
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                                                        Moderator: Mark Gilreath
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Blair Lewis: Well, thank you. Actually there were really no abstracts at this meeting to speak of. But everybody is talking about the presentations that were given at the ICCE. There's a multi-center trial that is ongoing. And Glen Eisen from OHSU in Oregon reported on his ongoing trial in using Capsule ESO for esophageal varices.

     And actually he - I had talked to him. He had submitted, as a late-breaking abstract to DDW, but they only take four abstracts and they didn't take his, so - because his numbers were only, you know, the first 32 patients. But clearly, the use of capsule for esophageal varices is remarkably promising.

     You know, in their 32 patients, they actually had a sensitivity of 100 percent and a specificity of nearly 90 percent in being able to see these veins in the esophagus. And so I guess I should back up for your audience a little bit and just say that there are 10 million Americans right now who suffer from cirrhosis. And cirrhosis - a significant amount of mortality associated with cirrhosis comes from people who end up bleeding from these dilated veins behind their scarred liver.

     And there are both American and international guidelines that recommend endoscopic screening of these people so that the people who have these dilated veins can be treated both endoscopically as well as with certain types of medications. And those treatments, those preventative therapies, have been shown to improve survival in these patients.

     But at the same time, this group of patients, because of their liver disease, a little bit harder to sedate. The exams are a little bit more difficult. And certainly it is a huge endoscopic burden on the GI community to do all these endoscopies. So, for example, I was talking to the medical head of liver transplant at Mt. Sinai, where I am.

     And he is just so enthused about starting to do Capsule ESO for these patients, because it's a way of him providing the care that he really wants to give, help save lives in a very efficient way, and in a way that will be much more acceptable by patients. So that's the hot thing for ESO right now.
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                                                        Moderator: Mark Gilreath
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Ian Gralnek: Yes, I mean the American Association for the Study of Liver
     Disease recommends, as part of their guidelines, to be screening these patients with cirrhosis to identify the patients with varices so they can be treated. And actually guidelines from the United Kingdom also recommend this as well.

     Not only is it going to be, I think, really a very promising tool for screening and identifying these patients with varices and then allowing them to be treated, it's going to allow then down the road - these patients need to be re-screened afterwards, and followed up.

     So they'd have to undergo ongoing surveillance to make sure that the varices are not coming back. So it's going to have an ongoing role in these patients. It's not even going to be just a one-time use to identify. There will be a role in the future as well. So I agree with Blair. I think the technology and utilization of this patient population is very, very promising.

Mark Gilreath: Good. Well, I think that, with that review, we should probably turn it back over to Lori here and take questions from the audience at this point.

Operator: Thank you. Today's question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you're using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We'll proceed in the order that you signal us, and we'll take as many questions as time permits. Once again, please press star one to ask a question. We'll pause for just a moment to give everyone an opportunity to signal.

     And we'll go first to Amit Hazan.
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                                                                   GIVEN IMAGING
                                                        Moderator: Mark Gilreath
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Amit Hazan: Hi. Good afternoon, guys. Just a couple quick questions - and I think you touched on this, but maybe I thought you could give us a little more detailed answer. How is Crohn's diagnosed today exactly? And maybe you could just talk about how you think CE will fit into that diagnosis specifically, and maybe just touch on the lack of being able to do a biopsy. Is that an issue or is that something that can be overcome?

Blair Lewis: Can I answer that?

Ian Gralnek: Yes go ahead.

Blair Lewis: Back in 1982 there was a national - I'm saying the word consensus a heck of a lot I think - but there was a consensus statement that came up from the AGA talking about the evaluation of Crohn's disease. And it was clear back in 1980 that the onset of symptoms till when a small bowel series would actually show changes of ileitis, the average lag time was three years.

     So that means that there are all these patients who have symptoms, typically are thought to have an irritable bowel syndrome, and really have Crohn's disease. And then they go on. And finally a long enough time goes along that these ulcerations that are occurring within the mucosa of the small intestine, that it is felt that at least the transmural inflammation, thickening of the small intestine, and finally you can put these things up on the small bowel series.

     And so the promise of capsule endoscopy means that the earlier diagnosis, and then the earlier intervention with medications. Now the earlier diagnosis, there's no question about. Even in the very small numbers that are out there because the studies from Eliakim and Fireman and the rest - they clearly show that you can make this diagnosis while small bowel series are still negative.

     There's no question about that. Whether or not that's going to translate into better outcomes down the line, because you start medication and directed therapy earlier in
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     those patients, we don't know yet. And as far as the biopsy piece goes, you know, since 1932 when Burrill Crohn first described Crohn's disease, biopsy had nothing to do with it.

     It was a radiographic diagnosis, string [inaudible], dilation structuring within the small intestine. It was radiographic. So gastroenterologists are very comfortable making the diagnosis on radiographic grounds without biopsy. So I don't think biopsy is an issue.

Ian Gralnek: I agree. I don't think biopsy is completely necessary either. It's symptoms. It's radiographic findings. It's - biopsy is not absolutely necessary.

Mark Gilreath: And you may add too that the issue of the scoring system which is in development.

Blair Lewis: Well, OK. I believe there is a scoring index that has been written to sort of address some of these concerns. It's clear that, from a pharmaceutical trial - there was a Pfizer trial that has been published - utilizing capsule to look at the effect of NSAID damage in the small intestine that normal, healthy volunteers can have single, small little erosions in the small intestine.

     And yet to the practicing gastroenterologist out in the community, if they see one small erosion, you don't want them calling those patients as having Crohn's disease. So to formalize, there is an index of inflammatory changes in the small intestine that has been devised.

     It's going to be tested, optimized for a scoring scale, and then hopefully validated, all within the next year, I would hope, that will allow the practicing gastroenterologist to simply, quickly score the ulcers or the mucosal breaks that he sees in the small intestine and then be able to be on very firm ground by saying that this patient - you know, this is not incidental findings. And this is not - you know, this is a healthy person, and this is somebody who has inflammatory damage of the small intestine.
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Amit Hazan: OK, perfect, and then just one other question from me. It's encouraging to see a lot of these studies. I'm just curious. Some of them have a relatively small patient population. Is that an issue at all, kind of, for maybe if we look at larger acceptance by your peers? And then also just more generally - what you - just curious what you guys might think will drive larger acceptance by your peers for both Crohn's and celiac for that matter?

Ian Gralnek: Amit, I think that, you know, this is just indicative that you have abstracts that are being submitted. The small numbers - generally these are studies that are ongoing, so these numbers are going to increase as you see more and more of these presentations being done here at DDW, at the American College of Gastroenterology, at the ICCE.

     That leads to growing acceptance among the GI community in the utilization of capsule endoscopy across this whole wide spectrum of GI diseases and entities, as well as the consensus statements that have come out of the ICCE and the dissemination of that.

     And as Dr. Lewis, or as Blair has mentioned, the - over and over again, throughout Digestive Disease Week this week, reference to the ICCE, reference to the consensus statements, and use of capsule endoscopy for celiac disease for Crohn's disease, for obscure GI bleeding.

Blair Lewis: Yes I would just say that, just because the patient study numbers are small doesn't make them not real. That's number one. You know, about to be published, probably in the fall, is a meta-analysis that was done by the Mayo Scottsdale group. And I was talking to Jonathan Leighton. I was actually a reviewer on the paper.

     And there they looked at all the literature, small studies, big studies.
     And they did a formal meta-analysis showing that capsule was, you know, certainly better than push enteroscopy in identifying causes of bleeding, small bowel series, angiography and the rest.
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     And he's in the midst of doing the meta-analysis on all the various studies in Crohn's disease as well. And he said those results are virtually identical. So just because the study size is small, doesn't really mean anything. It's just - everybody's trying to get into the "academicing".

     And then if I take off my academic hat, and I put on my practice hat - and you're talking about utilization and the rest, I would answer that by saying I think actually the consensus statements are a tremendous help to guys out in the community, because they can now go to third-party payers and say "Listen, this patient has this and this, and on very firm ground to have capsule endoscopy be done in this patient who has this suspected Crohn's disease. And I think that's the thing that's going to - those are the types of things that really help spur utilization.

Amit Hazan: Perfect. Thanks very much.

Operator: We'll go next to Lee Brown with Merrill Lynch.

Lee Brown: Hi. Good afternoon and thank you for the call.

Mark Gilreath: Hi, Lee.

Lee Brown: Just a quick question on utilization of the Capsule ESO with regard to esophageal varices. It does have a significant mortality rate. It is kind of a wide ballpark between 40 to 50 - I'm sorry 40 to 70 percent with the first event.

     And so I'm wondering what your thoughts are on uptake of the ESO given the benefit, compared to traditional upper endoscopy, EGD, given that that's often eschewed for the potential risk of rupturing already delicate esophageal varices. And also, combined with that, why you think, ex the promotion reorder rates for this have been so immaterial, or insignificant given the benefit as mentioned in the 32-patient study?
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Mark Gilreath: Well thanks, Lee. I don't think we'll comment today on reorder rates or that sort of thing. But regarding the clinical issue, I would turn that to the physicians to respond.

Ian Gralnek: Yes, I mean I was going to say that the percentage that you were quoting in terms of mortality is associated with once these patients bleed from their varices. So that's a marker of de-compensation of their chronic liver disease, their underlying liver disease.

     That is why the American Association for the Study of Liver Disease guidelines from out of Europe recommend that, in patients who have chronic liver disease who have not had any evidence of variceal bleeding, we should be screening these patients to identify those patients with varices so we can actually prophylactically treat them endoscopically or in combination with medications to try and prevent that first bleed, to try and decrease that mortality. OK?

     So that's why I think that this technology is very promising, because one, it's fast. There's no use of sedation. It saves on office time. And these patients are oftentimes very difficult to sedate. They do have a chronic significant underlying disease, and oftentimes other co-morbidities, so you don't want to necessarily give them sedation and subject them to a more prolonged upper endoscopy to try to identify these varices.

Blair Lewis: There's no question that the liver community, that the hepatology community is very enthusiastic about the use of ESO for varices. I mean they are really over their heads, very pleased with this technology.

Ian Gralnek: Let me just add one more point, Blair, is that - is the other thing is that you know, this is new and I think that we are going to see, soon, reimbursement coming for this. And once that takes place, I think you're going to see a significant uptake in the utilization of this.
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Lee Brown: Great. And you know just - I concur with your thoughts put forth, but my question being, in total reimbursements put forth, is in place; I guess I just want your thoughts given the benefits, what do you think the uptake will be from your fellow clinicians? Are they willing to go ahead and utilize this without reimbursement?

Mark Gilreath: Dr. Lewis, maybe you have some visibility to that.

Blair Lewis: Well I would just say that, you know, I'm doing ESO. And I do it on a case-by-case basis, through people's insurance companies. And if you - in the explanatory letter to the third-party payer, and you say that the patient is either intolerant or unable to undergo upper endoscopy - or even personally refuses upper endoscopy for whatever that reason is, third-party payers are still willing, on a case-by-case basis, to cover this.

Lee Brown: OK.

Blair Lewis: So I don't know if that helps you at all. But it is true that third-party payers are willing to do it on a case-by-case basis. In the long run, it's actually cheaper for them. So once you get to a medical director and you lay it out for them, I really haven't had a problem.

Lee Brown: OK. Thank you very much. That's all I have.

Operator: We'll go next to David Rothschild with Rothschild Technology Partners.

David Rothschild: Hi. I have a question on Crohn's in general; just the case management of it after it's been diagnosed, for both doctors. I hear different things. There was a sense at ICCE that you know, you could use the capsule to manage the treatment to take people off the medication, and you know, just let them live their lives.
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     But then I spoke to a couple of doctors who said, "Oh, I'd never use a capsule to manage my patients, because I just keep them on the medication for life." And so it seems to me that there's differing standards depending upon which doctors you talk to.

     And I'm curious just what your opinion is. Do you think that the capsule makes sense? Well first of all, does it make sense to try to take patients off of the medication? And/or does it make sense to treat them for life, and it doesn't make sense to use the capsule to manage the treatment of the disease?

Blair Lewis: Ian, do you mind if I go?

Ian Gralnek: No, go ahead.

Blair Lewis: I think - you know, this is a real change in medicine. And since
     '32 and when Burrill Crohn first described this, people have been impressed that there's a disconnect between symptoms and identifiable disease. OK? So what I mean is that people can have bad symptoms.

     And yet you do a colonoscopy, it doesn't look so bad, or you do a small bowel series, it doesn't look so bad. And people couldn't really understand that disconnect. The Europeans actually, much different from the Americans, have said for a long time that these people must have mucosal disease, you're just not seeing it.

     And they actually were the ones that sort of came up with the Crohn's disease activity index for colonoscopy, and actually validated it and did show some correlation, although it wasn't great correlation because they couldn't do anything in the small intestine for people who had ileocolitis. It certainly works for the colon alone, but for the bulk of patients, 75 percent who have small bowel involvement, they're - just looking at the colon didn't really help them.
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     So when you talk to physicians who, "Oh I keep medications on for life,"
     that's because they don't really have a good handle of what's going on inside. And they have this - they treat by symptoms. They don't really have
     - they don't have a firm grasp of the ongoing pathology in the patient.

     And I think that - I don't think the data is really in yet - but people are starting to realize that, now that we're able to look, we can actually use capsule data to actually manage the patient. The first paper, you know, has just come out, or was reported where people can look at effects of medication using capsule endoscopy, and show healing.

     And then that may guide subsequent management. We're just at the beginning of that. And I would expect in the next several years, that suddenly we're actually going to get rid of this disconnect notion in America that the Europeans have gotten rid of a long time ago.

David Rothschild: So in your view, Dr. Lewis and - you kind of feel that you would prefer not to be on Remicade for the rest of your life, if you could avoid it?

Blair Lewis: Personally, if it were me, yes I think that would be true.

David Rothschild: Right, right. Well I mean because I just had a couple of doctors say that, "Oh, it's much worse to have a secondary recurrence of the disease than it is actually to keep the patient on the medication." And that was their ostensible reason. OK.

Blair Lewis: I don't know that I know that. I don't think, actually, that we know the true long, long, long-term effects of quarterly Remicade injections, which is what you're talking about. People go, you know, quarterly to have their Remicade. I'm not so sure we know that answer.
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David Rothschild: Right. So in your view basically, it would make sense to use the capsule to manage the treatment of a disease like Crohn's, assuming strictures weren't a problem, right?

Blair Lewis: Right. And if we can - I mean again that day is not in, but it certainly could easily be. You know, it's in the realm of thinking. That's where people's heads are now. I mean, now they've already sort of accepted the idea of the suspected Crohn's disease and using capsules to make the diagnosis early and definitively. Now the question is, why are you going to use it? The consensus statement suggests that yes; this is going to be a great use for capsule endoscopy. Is there data behind it yet, scientific data? Not yet.

Ian Gralnek: Let me actually make one other point that sort of gets at this disconnect, and let's think of it in another way. Because I think there may be some differences between management strategies or styles of gastroenterologists and let's say rheumatologists in use of chronic medications or chronic biologic medications.

     I think that rheumatologists are very used to keeping their patients with rheumatoid arthritis on chronic medications, or even chronic biologic agents. And the question is, why is that? Well the reason is they can actually follow disease progression.

     They follow disease progression because of their radiographic studies and x-rays. They see progression of the degeneration. We have not until now, with capsule endoscopy, been able to actually look at disease, mucosal disease progression or resolution with our management strategies.

     Barium studies have been insensitive to be able to tell us that information, and we did not have the endoscopic means to fully evaluate the small bowel. So I think that we are going to see sort of a shift, or a paradigm-type shift in how we are managing these patients, Crohn's disease patients, with now this new-found ability to actually image the small bowel and help guide our management.
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David Rothschild: So in your opinion then, if you were to have a capsule endoscopy of the small bowel, and it didn't show any mucosal damage, or showed no cases of any lesions or maybe - then you would consider that an inactive case of Crohn's? Is that how you would view it then?

Ian Gralnek: I would say that treatment is working, but you need to consider, maybe, continuing your ongoing treatment to maintain them in remission.

David Rothschild: OK.

Blair Lewis: You know it also brings up the point about the negative study. And there are patients out there who are felt that maybe they do have symptoms that are referable to Crohn's disease. And yet if the capsule study is normal, you know that they can't have mucosal disease that are causing their symptoms.

     So that, you know, the symptoms are really - are really irritable bowel instead. So capsule can be used for the negative power of the study. If anything, you would say in those cases that it definitively made the diagnosis of IBS because it was normal.

David Rothschild: OK. Well thank you very much.

Mark Gilreath: Thanks, Dave.

Operator: We'll go next to Ed Shenkan with Wells Fargo.

Caroline Corner: Hi. This is actually Caroline Corner calling for Ed Shenkan.

Mark Gilreath: Hi, Caroline.
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Caroline Corner: Hi. I just wanted to say thank you to Drs. Gralnek and Lewis.
     It's really helpful to have them sort through this wealth of information for us and figure out what's important for the practitioners.

     And along those lines, I was wondering if there's any future papers, or what kind of research the doctors are looking for in the future to add value to their practice, whether it's, you know, related to the ESO Cam, the small bowel or even the colon camera? And specifically if there's any specific conditions that they anticipate PillCam is going to be helping out with next?

Mark Gilreath: Thanks Caroline. Dr. Gralnek?

Ian Gralnek: Yes I can go ahead. I think that we're going to see some more economic analyses looking at this, budget impact models that are going to be able to demonstrate the value to large-party payers of instituting this new technology or intervention in some of these patient populations, especially the ESO, the PillCam ESO with the varices the chronic liver disease patients.

     I think we're going to end up seeing some more cost-effectiveness analyses. I think there's areas such as patient satisfaction, which would also be helpful to show how patients are very satisfied with this type of a procedure where they're not getting a conscious sedation or anesthesia. They're not missing their day of work, necessarily. It's a very easy procedure that's well-received by the patient populations.

Mark Gilreath: And Dr. Lewis, perhaps you can comment on the ...

Blair Lewis: Yes, what I think is you're asking like what research I'd love to see soon? What people out in the community would love?

Caroline Corner: Yes.
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Blair Lewis: And I actually think that this activity index for the small intestine is going to be a gigantic thing. If this can be optimized and then validated for the regular guy in practice who's doing these exams, and they see something, you know, they'll have solid ground.

     And I actually think, you know, from your point of view that that actually would increase usage, because people will actually know what they're seeing. They'll feel very firm about it, and they'll really start using it in patients who have, you know, suspected Crohn's disease. So that's the next big thing to me, is this activity index.

Caroline Corner: OK, thank you.

Ian Gralnek: You know, one last point Blair - the other interesting thing, I think coming soon, is going to be the use of a colon capsule, and screening for colorectal cancer. And I've heard about this, and there's going to be a clinical trial starting. I'm very excited about that as well, the new technology. It's needed.

Blair Lewis: No question about that.

Caroline Corner: Thank you.

Operator: And we'll go next to Alli Widman with Citigroup.

Alli Widman: Hi guys. Thanks for taking my question. I just was wondering about the indications for the ESO capsule of esophageal - for screening for Barrett's in the esophagus. I remember just back at the ACG, and also at ICCE, use for that indication was discussed a little bit. I was just wondering if there are any updates you have on that front and, also, just how you feel the capsule works for that indication relative to how it works in varices.
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Blair Lewis: Yes. Actually it's very plain. When you talk to people at this point, it's well accepted. And the data both from Eliakim and this data that came from Eisen. And there's also - there's literature that's about to come out from Lin from - I forgot where Lin's from.

Ian Gralnek: I think he's from Taiwan.

Blair Lewis: No. No it's - who won the Schindler award? It's from Kozarek's group. Kozarek's group did the study and similar numbers to Eliakim. Everybody agrees that ESO really sees the esophageal gastric junction.

     You know, very quickly people know the technology works. Now the question you really asked is its utilization. Are people going to use it in place of upper endoscopy to look at people to screen for Barrett's and for esophagitis? I think people will. And that's how it's indicated still.

Alli Widman: OK. And you think that there will also be some cost-effectiveness studies done on that front to try and see if reimbursement makes sense there?

Blair Lewis: Yes. I mean there have been - Glen Eisen also did a model. You know, he did a model to look at cost effectiveness that showed that ESO was actually cheaper than doing the upper endoscopy. And so his cost-effectiveness model really looked at is it cost effective to screen the at-risk population? At least by modeling, it does. Right, so ...

Alli Widman: OK. And then also on reimbursement, just wondering if you maybe could talk about how some of these reimbursement studies - or not reimbursement, but cost-effectiveness studies that you discussed at the beginning of the call, just sort of how some of these payers take those into account in their decision-making process?

Ian Gralnek: Well you know, actually, you know, cost effectiveness, or even more so potentially budget-impact models, can be very important to large-party payers. And you can look at
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                                                                   GIVEN IMAGING
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     it in a way that, especially if you have something that's uncommon within a large population, and you bring in some type of an intervention, whether it's a diagnostic test, such as capsule endoscopy to diagnose varices, or whether you'd be giving a pharmacologic agent to treat something else.

     What's really good, at least from the payer's perspective is that if it's a small percentage of their population that's affected, that cost that may be borne is actually diffused across the entire population within their plan. So therefore it's a very small cost.

     And actually, you can therefore demonstrate, or you plan to try and demonstrate, that there is decreased resource utilization, fewer downstream costs with the intervention of, you know, like in this case the diagnostic test such as capsule endoscopy. I think you're going to say - I think it's sort of a no-brainer that that is going to be coming. And that's very important to these payers in terms of putting it into their - or taking up this technology and utilizing it.

Mark Gilreath: And I think, too, there's already the benchmark in place, the PillCam Small Bowel - great history there, very similar issues, positive economic impact. But it takes, you know - it takes time. And that happens in policies come one after another. And so that would be the expectation that we'll see moving forward.

Alli Widman: OK, thank you.

Operator: And once again, that is star one if you would like to ask a question.
     We'll go next to Jeff Stevens with Oppenheimer Funds.

Jeff Stevens: Great. Thanks for hosting the call. First on the sporadic patients
     - when you do scope them, what's the general incidence of finding varices that need to be managed?

Ian Gralnek: These are inpatients who have known chronic liver disease? It partly depends on how severe their underlying liver disease is. And that can be graded by a number of
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                                                                   GIVEN IMAGING
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     ways, but if they have moderate-severe to severe underlying chronic liver disease, your chances of finding actual varices that need to be treated can be of the magnitude of 50, 60, 70 percent.

Blair Lewis: It depends on how advanced it is, right?

Ian Gralnek: Right. In terms of how advanced the chronic liver disease is, exactly. So in the more severely affected underlying liver disease patients, patients who have moderate to severe, so what we would call Child's class B or Child's class C, the prevalence of medium to large size varices, which require prophylactic treatment is high.

Jeff Stevens: OK, and on a different tack - you know one of the things that you get back when you talk to physicians, or you do the survey work about capsule endoscopy is the complaint, if you want to call it that, it's just
     - you know, the physician coming to grips with the time it takes to actually go through an individual patient study. And I know that there is a learning curve that goes along with it.

     But this week at DDW, what's your sense of how are physicians dealing with this? Do they kind of see this as it's a fact of life having, maybe you know - it's a lot of data there to review, or that they're just going to come to grips with it? Or do you see this as a real significant barrier to uptake and accepting those, you know, very kind of niche patients, or where it's very clearly indicated?

Mark Gilreath: Thank you. Dr. Lewis, perhaps you can come up with ...

Blair Lewis: Yes. I was going to say that I think number one, they know it's going to take time. And I don't think it's a barrier any more. It's just part of what it is. That's number one. Number two, they're actually getting reimbursed remarkably well for that time.

     So usually the barrier that you get from people - when I talk to people and I go around and you know - there'll be somebody in the crowd goes, "You know, I don't want to
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     spend, you know, to learn this because it doesn't pay." And then you say,
     "Well where do you live?"

     And you give the area and you can tell them what the reimbursement is. And they go, "I had no idea." Their eyes like go, "You're kidding me?" I go, "No, that's what it pays to Medicare". Oh my goodness. So that's number two, is that reimbursement is not a bad thing.

     And then the third thing is that RAPID 3 has changed a lot of people's minds. I mean you know, in RAPID 3 they put those four images, two seconds of imaging on one screen, so that you can actually read at a slower rate, for individual images. But the total rate is now increased because you put four of them on one screen.

     So if each screen changes at seven frames per second, which is really slow at looking at capsule, you actually have a lot of confidence that you're actually looking at - you're not going to miss anything. But at the same time, the combined rate is four times seven - it's 28 frames a second so that you can actually read a study in a little over a half-an-hour now. So actually that mosaic is a tremendous aid.

Mark Gilreath: I think that the perception - we've had some physicians that used
     RAPID 1, and then RAPID 2, when the reading time was an hour-and-a-half, and that perception still remains, with some that have not used RAPID 3 yet. Would you say that's fair, or do you think that that's changing.

Blair Lewis: Yes, absolutely absolutely.

Jeff Stevens: When was RAPID 3 launched?

Mark Gilreath: At the end of last year.

Jeff Stevens: Great. Thank you.
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Operator: And we'll take our final question from Denise Steele with Greenville
     Capital Management.

Denise Steele: Hi, gentlemen. Thank you. Just one brief question on the competitive landscape. I'm wondering if you can discuss your thoughts on whether a competitive product to Given's capsule would enlarge the market, or whether you feel physicians would have, maybe, a longer lead time in gaining, let's say, the amount of trust surrounding the product that Given has been able to build? If you could just discuss some of those issues for us?

Mark Gilreath: Dr. Gralnek?

Ian Gralnek: You know, I think my first answer is yes. I think it would increase the market. But you know, number two, we really haven't seen that other competitive product, at least here at DDW we've not seen that. Blair?

Blair Lewis: Yes, I think everybody came to DDW expecting to see Olympus and their capsule. And yet they didn't show it, so everybody was sort of surprised. I think that capsule usage, as I said, it's mainstream. People are going to start to learn it in training.

     I can't imagine capsule usage isn't going to grow, whether or not there's a competitor or there's not a competitor. And personally, you know, looking at RAPID 3 and the dedication that Given has shown, I can't believe that physicians are going to leave that relationship that they've built with this company, or what the company's built with them. So ...

Denise Steele: OK. So the software in reading time would be a big ...
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Blair Lewis: The software is the key to the whole thing. I mean yes there's the imager - I shouldn't - you know, everybody talks about the capsule as being this phenomenal invention, but the software is unbelievable, you know? It's the software. Anyway ...

Mark Gilreath: Yes, I think just ahead of that one point is, this is the fourth generation of software. And we've - you know, the company's been in the market now for four years. And so it's really created a pattern of advancing software on a regular basis. And we don't expect that to change in any way.

Denise Steele: OK. Thank you very much.

Operator: And we have no further questions. At this time, I'll turn the conference back over to Mark Gilreath for any additional or closing remarks.

Mark Gilreath: Thanks, Lori. I just really want to say that we're really excited about this week - tremendous attendance at DDW, wonderful highlights from the clinical papers. And a special thank you to Dr. Gralnek and Dr. Lewis for joining us today. And thank you for your participation and questions. Lori?

Operator: And this does conclude today's conference. We thank you for your participation. You may now disconnect.

                                       END